Arco-Iris Gold Corporation

Suite 22, Postnet P.O. Box 1006

Plettenberg Bay, 6600

South Africa

November 27, 2013

Via EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:          Arco-Iris Gold Corporation

Registration Statement on Form S-1

Filed August 30, 2013

File No. 333-190929

Dear Mr. Reynolds:

We hereby submit the responses of Arco-Iris Gold Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated September 24, 2013, to Ms. Stacy Aaron of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on August 30, 2013 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: We do not have any written materials that we are going to distribute to potential investors that are qualified institutional buyers or institutional accredited investors, nor have we authorized anyone to do so on our behalf. Moreover, we do not have any research reports that are going to be published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, as amended.

The Offering, page 2

2.	Please provide clear disclosure when discussing the offering and the net proceeds that there is no minimum to this offering and therefore there is no guarantee the company will receive more than minimal funds from this offering.

RESPONSE: In response to the Staff’s comment, we have added disclosure on page 2 that reflects that there is no minimum to this offering and therefore there is no guarantee we will receive more than minimal funds from this offering.

Risk Factors, page 3

3.	Please explain the reference to diamonds in the second risk factor on page three and the second risk factor on page 10. The disclosure elsewhere discusses your plan to explore for gold.

RESPONSE: The reference to diamonds in the risk factors was erroneously included. Accordingly, the Company has revised its disclosure to accurately reflect its business plan focused on gold exploration.

4.	Please address the dilution risks to new investors including the risks relating to issuance of additional securities, in your risk factor disclosure.

RESPONSE: On page 10, we have added a risk factor that addresses the dilution risks to new investors including the risks relating to the issuance of additional securities.

Use of Proceeds, page 11

5.	We note the disclosure on page 11 that you will use net proceeds to repay Ms. Aaron certain loans and advancements previously made, in addition to the offering expenses. However, the use of proceeds tables do not reflect the repayment of these loans. Please reconcile the disclosure or advise.

RESPONSE: On page 11-13, we have revised the “Use of Proceeds” section to reflect the repayment of Ms. Aaron’s loans and advancements previously made with the proceeds of the offering.

6.	Please reconcile the offering expenses with the expenses listed in the table on page 36.

RESPONSE: The Company has reconciled the offering expenses with the expenses listed in the table on page 36.

7.	Please revise the use of proceeds at the 100% level. The total amount allocated in the table is $1,000 less than the total for that table. Also, pleas revise, if true, to reflect that at the 25% or less level of proceeds all of the proceeds will be used to reimburse Ms. Aaron for the loans used to pay offering expenses.

RESPONSE: We revised the use of proceeds at the 100% level, please see table on page 11. Also, on page 13, the Company has included disclosure in footnote 1 that states that at the 25% or less level of proceeds all of the proceeds will be used to reimburse Ms. Aaron for the loans used to pay offering expenses.

Dilution, page 13

8.	Please revise your net tangible book value per share after the offering to reflect a deduction for offering expenses in accordance with Item 506 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised our net tangible book value per share after the offering to reflect a deduction for offering expenses in accordance with Item 506 of Regulation S-K.

Market for Our Securities and Related Shareholder Matters, page 15

9.	Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.

RESPONSE: On page 15, we have provided the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condit ion and Result s of Operations, page 15

Plan of Operation, page 17

10.	We note your funding requirements through Phase 3 of your exploration plan. Please explain in greater detail the amount of exploration that will occur if you raise the maximum funds from this offering. Clarify for the remaining exploration costs how you plan raise additional funding. Also, revise the disclosure that implies you will have sufficient cash to finance your exploration plans if you raise all the money you can in this offering, as in, for example, the last paragraph on page 18. Clarify how you intend to initiate a diamond drill program upon receipt of the geological report given your lack of financing plans, given the short time frame between each phase. Discuss in greater detail the impact the lack of funding will have upon the timing of each phase. Revise similar disclosure in the business section. Provide a risk factor that addresses clearly the fact that you have insufficient funds to carry out your exploration program, even if the offering is completely successful.

RESPONSE: We have explained the amount of exploration that will occur if we raise the maximum funds from this offering. Additionally, we have included disclosure explaining the Company’s plans for raising additional financing to pay for the remaining phases in our exploration program. We have also provided disclosure clarifying the impact of the lack of funding on each phase of exploration and have included a risk factor that addresses the fact that we have insufficient funds to carry out our exploration program, even if the offering is successful.

Liquidity and Capital Resources, page 19

11.	Please discuss in this section the loan from your sole officer and director.

RESPONSE: In response to the Staff’s comment, we have revised this section to include disclosure regarding the loan from our sole officer and director.

Our Business, page 20

Geological Description / Mineralization, page 22

12.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	Describe the process by which mineral rights are acquired from the Federal/state government at this location and the basis and duration of your mineral rights, any surface rights, mining claims and/or concessions or leases.

•	The current state of exploration of the property, provide a description of any exploration work completed on the property, and the properties present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. If no equipment or improvements are present, include a statement to that effect.

•	A description of the equipment, infrastructure, and other facilities.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

RESPONSE: In response to the Staff’s comment, we have disclosed the information required under paragraph (b) of the Industry Guide 7 for all of our material properties

Plan of Operations, page 24

13.	Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

RESPONSE: In response to the Staff’s comment, we have provided a brief description of our sample collection, sample preparation and analytical procedures used to develop our analytical results.

14.	We note previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

RESPONSE: In response to the Staff’s comment, we have elaborated on the property’s surface disturbance or contamination issues found on the surface or groundwater due to historical mining. We have also included disclosure that indicates the extent of such disturbance/contamination and our plans to remediate the site.

Governmental Regulations and Environmental Compliance, page 26

15.	We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to revise our filing to disclose the permits required to perform exploration and the extent to which we are subject to government and environmental regulations.

References, page 26

16.	Please remove the references to external sources in this section. It appears you are attempting to incorporate by reference third party information in this section; however, you do not appear eligible to incorporate such information by reference. Refer to Securities Act Rule 411 and General Instruction VII to Form S-1.

RESPONSE: In response to the Staff’s comment, we have removed references to external sources.

Management, page 27

17.	Please explain the nature of the responsibilities undertaken by Ms. Aaron in the education sector. Provide the specific business experience for Ms. Aaron for the past five years, as required by Item 401(e)(1) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure to include Ms. Aaron’s specific experience in the education sector.

18.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Aaron should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have discussed the specific experiences, qualifications, attributes or skills that led to the conclusion that Ms. Aaron should serve as a director.

19.	Please address Item 407(a) of Regulation S-K and provide risk factor disclosure as appropriate.

RESPONSE: In response to the Staff’s comment, we have addressed Item 407(a) and provided a risk factor to disclose that we do not have independent directors.

Certain Relations and Related Transactions, page 29

20.	Please provide the disclosure required by Item 404(a)(5) for the loan from Ms. Aaron.

RESPONSE: In response to the Staff’s comment, we have provided the disclosure required by Item 404(a)(5) for the loan from Ms. Aaron.

21.	Please address the 5,000,000 shares issued to Stacey Aaron in exchange for services in September 2012 in this section. Clarify the date the securities were issued and the nature and amount of the services received in exchange for the shares. In addition, please provide your analysis as to why the issuance of shares for services to your sole officer and director should not be included in the summary compensation table.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to clarify that the shares were issued on December 17, 2012 for services connected to the formation of the Company. Additionally, we have revised the summary compensation table to include the dollar value of the shares in the stock award column.

Plan of Distribution, page 31

22.	Please reconcile the disclosure in the fifth paragraph on page 31, which refers to a minimum offering amount, with the disclosure on the prospectus cover page that no minimum is required.

RESPONSE: In response to the Staff’s comment, we have reconciled the disclosure in the fifth paragraph on page 31 to remove any reference to a minimum offering amount.

Financial Statements, page 34

23.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X, as applicable.

RESPONSE: We have updated our financial statements pursuant to Rule 8-08 of Regulation S-X.

Note 6. Common Stock, page F-11

24.	We note that in September 2012 you issued 5,000,000 common shares of stock to Stacey Aaron for her services (page 38). Tell us how you recorded this issuance including how you valued the shares and the related accounting guidance you used as a basis for your entries.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to indicate that 5,000,000 common shares of Arco-Iris Gold Corporation were issued on September 17, 2012 to the director of the company as founder shares.  The shares were valued at par.

Note 7 – Mining Claim, page F-11

25.	We note that the Golden Idol Mine property has a stamp mill and a cyanide plant from historical mining activities. Please disclose how you considered any contingencies and remediation associated with these items on your site. Please refer to ASC 450.

RESPONSE: In response to the Staff’s comment, we included Note 8 to discuss contingencies and remediation associated with the stamp mill and cyanide plant on our site.

Note 8 – Subsequent Events, page F-11

26.	Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and, therefore, you are not a SEC filer. Please revise to include the date through which you have evaluated subsequent events. Refer to ASC 855-10-50-1(a).

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to reflect the fact that we are not a SEC filer and have included the date through which we have evaluated subsequent events.

Exhibit 5

27.	Please revise the caption reference in the fourth paragraph to conform to the caption used in the prospectus.

REPONSE: When our counsel provides the legal opinion, the caption reference will conform to the caption used in the prospectus.

Exhibit 23.1

28.	We note your consent of your independent registered accounting firm refers to the report date of August 28, 2013. However, the audit report is dated August 29, 2013. Please revise the references in the consent for consistency.

RESPONSE: We have revised the references in the consent for consistency.

Exhibit 99

29.	Please remove the technical report attached as an exhibit to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

RESPONSE: In response to the Staff’s comment, we have removed the technical report attached as an exhibit to our filing.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Szaferman, Lakind, Blumstein & Blader, PC, our outside special securities counsel at (609) 275-0400.

Sincerely,

Arco-Iris Gold Corporation

By:	/s/Stacey Aaron
Name: Stacey Aaron
Title: Chief Executive Officer